Forum Merger III Corporation

1615 South Congress Avenue, Suite 103

Delray Beach, Florida 33445

August 14, 2020

VIA EDGAR

Edward M. Kelly and Geoffrey D. Kruczek

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Forum Merger III Corporation
Registration Statement on Form S-1
Filed July 29, 2020, as amended
File No. 333-240171

Dear Mr. Kelly and Mr. Kruczek:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Forum Merger III Corporation respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 18, 2020, or as soon thereafter as practicable.

Please call Era Anagnosti at (202) 637-6274 or Daniel Nussen at (213) 620-7796 of White & Case LLP to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

By: /s/ Marshall Kiev

Name: Marshall Kiev

Title: Co-Chief Executive Officer and President

cc: Era Anagnosti, White & Case LLP

cc: Daniel Nussen, White & Case LLP